77. C) Matters submitted to a vote of security holders;

At a Special Meeting of Shareholders of the Long/Short Credit Analysis Fund held on December 27, 2007, shareholders of the Fund voted to adopt the following proposals: (1) to approve an amendment to the Amended and Restated Investment Management Agreement between the Trust, on behalf of the Fund, and the Advisor to increase advisory fees payable by the Fund to the Advisor, and (2) to approve an amendment to the Distribution Services Agreement (Rule 12b-1 Plan) for the Class A shares of the Fund to increase the maximum distribution fee payable and consolidate it with another Rule 12b-1 Plan for other series of the Trust.

Holders of record at the close of business on November 21, 2007 were entitled to one vote per share on all business at the Special Meeting. As of November 21, 2007 the Fund had 1,007,076 shares outstanding.

Proposal 1:  To approve an amendment to increase advisory fees payable by the Fund to the Advisor.

VOTES FOR	VOTES AGAINST	VOTES ABSTAINED	TOTAL VOTES
1,000,050	0	0	1,000,050

Proposal 2:  To approve an amendment to the Distribution Services Agreement for Class A shares.

VOTES FOR	VOTES AGAINST	VOTES ABSTAINED	TOTAL VOTES
1,000,050	0	0	1,000,050